PORTAL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

NOTE TO READER

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Portal Resources Ltd. (“Portal” or the “Company”), its history, business environment, strategies, performance and risk factors from the viewpoint of management. The information provided should be read in conjunction with the Company’s audited annual consolidated financial statements and notes for the years ended June 30, 2006 and 2005, and the Company’s unaudited interim consolidated financial statements and notes for the quarters ended September 30, 2006 and 2005. The Company’s consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all amounts are presented in Canadian dollars unless otherwise noted.

The following comments may contain management estimates of anticipated future trends, activities or results; these are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review financial statement results, including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information, including maps on the Company’s website at www.portalresources.net.

DATE

This MD&A is prepared as of November 22, 2006.  All dollar figures stated herein are expressed in Canadian dollars unless otherwise specified.

DESCRIPTION OF BUSINESS AND OVERVIEW

Portal is a growth oriented junior natural resource company focused primarily on the exploration and development of high potential gold-silver and copper-gold projects in Argentina and Chile. The Company is concentrating on identifying early stage mineral properties that have exceptional potential for discovery of large deposits as well as acquiring more advanced projects that with further development have good production potential.

On March 15, 2004 the Company acquired all of the outstanding shares of Portal de Oro (B.V.I.) Ltd. (“Portal (BVI)”), which through its wholly owned subsidiary El Portal de Oro S.A (“Portal S.A.”) has a 100% interest in the Arroyo Verde project, consisting of three exploration-stage mineral concessions totaling 5,378 hectares located in the Patagonia region of Argentina. The consideration was 2,000,000 common shares of the Company at a deemed price of $0.10 per share.  All of the consideration shares are subject to a three-year value escrow agreement.

Pursuant to a Special Resolution passed by shareholders December 10, 2004, the Company changed its name from Portal de Oro Resources Ltd. to Portal Resources Ltd.

Exploration Review

ARROYO VERDE PROJECT

The Arroyo Verde project located in the eastern Chubut province, Patagonia, Argentina has excellent infrastructure with access from the major paved coastal highway and power and water readily available in the area.  The climate is arid with the possibility of exploring year round. The property consists of exploration concessions totaling approximately 40,000 hectares (155 square miles).

The property lies within the eastern part of the Somun Cura Massif in which recent exploration has resulted in discovery of both the large Navidad silver-lead deposit and Calcatreu gold-silver deposit.

Gold-silver mineralization at Arroyo Verde is hosted by epithermal veins within an outcropping rhyolite dome complex approximately 1 kilometre in diameter surrounded by gravels and younger volcanics. Detailed mapping and sampling by Portal on the Principal Vein, successfully defined a 400 metre long zone grading 10.0 g/t gold equivalent over a 2 metre width (calculated using a silver:gold ratio of 60:1).

Extensive induced polarization (“IP”) geophysical surveys by Portal, outlined the very large 3 kilometer wide by 4 kilometer long Refugio-Porvenir anomaly 12 kilometers south of the main rhyolite dome with a chargeability high-resistivity low signature indicative of a disseminated porphyry. Mapping and sampling at Refugio-Porvenir defined coincident phyllic to argillic alteration haloes and geochemical anomalies in lead-barium-molybdenum and silver further indicating a large buried mineralized system.

In 2005, a Phase I 2,944 metre drill program tested the known mineralized veins and defined a strong continuous gold-silver vein along a 600 metre strike length and to a depth of 100 to 150 metres below surface on the Principal Vein, which averaged 13 grams per tonne gold equivalent over a width of 2 meters.

In 2006, a Phase II reverse circulation drill program at Arroyo Verde was initiated to test the Principal Vein  100 to 125 meters vertically below the 2005 drill intersections, as well as test the Refugio-Porvenir geophysical anomaly.

At the Principal Vein, a rig capable of drilling both reverse circulation and diamond drilling was mobilized in mid August to drill a series of holes to intersect the Principal Vein 100 to 125 meters below the previous deepest intersections along a strike length of 700 meters.  A total of 2,612 meters in 12 holes have been completed with all holes intersecting zones of quartz veining, stockworks, hydrothermal and crackle breccias with disseminated fine grained sulphides. The vein system is open to depth as well as to the east where a 200 meter long extension has been mapped on surface. Final interpretation is still pending receipt of assays from the final holes which will be released on a timely basis.

At Refugio-Porvenir area two holes PO-53 and PO-54 were drilled to approximately a 300 meter depth on a north-south line 380 meters apart within the heart of the geophysical chargeability anomaly.  The holes intersected 260 and 160 meters of rhyolitic ignimbrite respectively overlying a silicious rhyodacitic intrusive.  In the upper rhyolite ignimbrite unit strong argillic quartz alteration is widespread consisting of intense kaolinite and quartz with zones of silicification and with limonite and pyrite veinlets, disseminated, and stockworks (with a total pyrite content of 5 to 15%).  In the lower rhyodacite intrusive unit strong prophylic chlorite and green clay alteration and strong silicification predominate with disseminated pyrite and fine grey veinlets of molybdenite and sphalerite.  The intrusive rhyodacite unit is associated with the widespread alteration and is becoming shallower to the north of hole PO-54.

Hole PO-53 was anomalous in zinc and molybdenite in the lower intrusive unit with zinc ranging from 0.05 to 1.0 % from 170 to 320 meters and molybdenite from 300 to 320 meters averaging 0.0150%.  Hole PO 54 was strongly anomalous in zinc and molybdenite in the lower intrusive unit averaging 0.22 % zinc and 0.029 % molybdenite and 340 ppm copper from 214 to 306 meters (92 meters). The last four meters of the drill hole averaged 0.34 % zinc, 0.27 % lead and 0.045 % molybdenite from 302 to 306 meters.

Subsequently four additional holes PO-89 to PO-92 were drilled to depths from 136 to 400 metres in depth on 750 to 1500 meter step outs north, east and west from hole PO 54. Holes PO 90 and PO-91, drilled 750 meters and 1500 meters north respectively of PO-54, contained the highest values and intersected galena-sphalerite-pyrite and chalcopyrite as disseminations and veinlets from surface to a depth of 400 meters with a sulphide content ranging from 1 to 5%. Mineralization is associated with an upper quartz-kaolinite (argillic) altered rhyolite ignimbrite (0 to 164 and 0 to 230 meters in PO-90 and PO-91 respectively), and an underlying quartz-chlorite-magnetite (propylitic) altered rhyodacite intrusive to the end of the holes (163 to 370 meters and 240 to 400 meters in PO-90 and PO-91 respectively). These mineralized zones are modeled as the outer propylitic and argillic alteration shells of a large porphyry system measuring 3 kilometers by four kilometers.  Mineralization appears to increase in the northernmost hole PO-91 and is open to the north to the outer rim of the porphyry system, (an estimated distance of 1,500 meters) as defined by a geophysical IP anomaly with strong chargeability.  Sulphide and magnetite mineralization as disseminations and veinlets also appears to increase with depth as well as intensity of silicification. Interpretation of results is that these initial six holes defined a large, well mineralized porphyry system with coincident porphyry style alteration, a broad outer zone of strongly anomalous lead-zinc mineralization with a central zone of molybdenum-copper mineralization from 100 to 300 meters below surface which is open to depth.

Subsequent to the end of the first quarter, in October 2006, a diamond drill was mobilized to the Refugio-Porvenir target to deepen reverse circulation drill hole PO-54 from a depth of 306 meters to a depth of 700-800 meters to test the especially anomalous in molybdenum and copper mineralization in hole PO-54 which averaged 290 ppm Mo and 340 ppm Cu from 214-306 meters (92 meters) with the bottom 11 meters grading 0.0512 % molybdenum with three of the 1 meter samples having values greater than 0.11% molybdenum.

Mineralization in hole PO-54 is associated with a highly silicious propylitically altered rhyodacite intrusive with disseminated molybdenite, pyrite, and magnetite. Emplacement of the rhyodacite intrusive which is coincident with the large IP chargeability anomaly measuring 3 kilometers by 4 kilometers, is thought to be controlled by regional northwest and northeast faults with associated linear fluorite, barite, and manganese mines.

This mineralization and geological setting at El Porvenir-Refugio is similar to several large molybdenum porphyry deposits in British Columbia such as the Glacier Gulch deposit of Blue Pearl where mineralization is located at a depth of 300-400 meters below surface

SAN RAFAEL PROJECT

The San Rafael Project in central Mendoza province Argentina, is a large district sized group of claims totaling in excess of 181,353 hectares (700 sq. miles). Infrastructure is excellent with access via good paved and gravel roads with power and water in the area. San Rafael, a fully serviced town of over 200,000 inhabitants is conveniently located approximately 20 kilometers northeast of the project area.  With moderate topography, elevations in the range of 2,000 meters and a predominantly dry climate with mild winters, exploration is possible throughout the year.

The project area is underlain by a sequence of volcanics and sediments, crosscut by a series of major northwest trending structures with associated copper-gold mineralization such Portal’s Anchoris project. The area also hosts gold-silver epithermal vein style mineralization associated with altered felsic volcanic centres such as the La Cabeza gold-silver project of Exeter Resources Ltd. located just 15 kilometres to the south of the Company’s project area.

Portal’s initial assessment of the area using new generation satellite imagery processed to highlight alteration assemblages, identified over 40 altered and potentially mineralized target areas.  Portal is continuing a program of systematic geological mapping and sampling to identify priority targets for further trenching and geophysical surveys.

ANCHORIS PROJECT

The Anchoris Project, a large copper-gold porphyry system within the San Rafael group of claims is located approximately 300 kilometres south of Mendoza, the provincial capital.  San Rafael, a fully serviced town is located approximately 80 kilometers northeast of the project area.  Moderate topography with elevations in the range of 2,000 meters and predominantly dry climate and mild winters make exploration is possible throughout the year. Infrastructure is excellent with state maintained paved and gravel roads providing easy access and power and water available in the project area.

Previous exploration using satellite imagery interpretation, structural studies, geological reconnaissance, and geophysical surveys, and limited drilling led to the partial definition of the three porphyry copper zones at La Tortora, Julia-San Pedro and La Chilca-Los Buitres along a clearly defined structural trend approximately 15 kilometres in length.  An outer, widespread carbonate zone in excess of 4 kilometres in diameter contains zones of strong argillic and well developed potassic alteration with sheeted quartz veinlets that are associated with the more intense mineralization consisting of copper sulfides with associated gold. The La Totora zone is the most intensely mineralized with well developed copper-gold mineralization both in outcrop (45 meters of 0.6% copper and 0.35 g/t gold) as well as in drill holes (average results of three drill holes in the potassic altered zone over 1,500 metres is 0.30% copper and 0.17 g/t gold including 16 meters of 0.47% copper and 0.5% g/t gold in AN06).

Portal’s mapping, hand trenching and sampling on the La Totora zone resulted in two trenches confirming the extension to the Totora zone 150 meters to the southeast as follows:

Trench 1

0.46% copper and 0.06 g/t gold over 10 meters

Trench 2

0.31% copper and 0.06 g/t gold over 9 meters

Trenching across the main footwall zone resulted in 37.7 metres grading 1.00% copper and 0.14 g/t gold.

In March 2006, a program of detailed mapping, sampling and approximately 120 kilometres of IP surveys commenced. This work concentrated on the three zones of porphyry style mineralization that have been defined to date. At La Totora, the best defined and largest area to date, the geophysical surveys have been completed defining a broad, 400 to 800 meter wide moderate to strong chargeability anomaly with low resistivities along a strike length of 4400 meters, open on strike to the east and west. Geophysical surveys at the La Julia zone have outlined a very strong chargeability anomaly over widths of 400 to 1,000 meters along a strike of 2,000 meters, open to the southeast where geophysic IP surveys are still in progress.  Previous mapping at the La Julia zone has identified a large area of phyllic alteration with scattered showings of copper-gold porphyry mineralization exposed within an area of extensive sand cover.  At the San Pedro zone, a large IP anomaly is outlined beneath an outcropping diorite intrusive which is crosscut by sheeted copper-gold-silver stockwork veins, 4 to 10 meters in width.  At La Chilca-Buitres a broad gradient chargeability anomaly has been outlined over an area 1,000 meters by 400 to 600 meters under thin basalt volcanic cover.  Strong phyllic lateration with disseminated pyrite is exposed in canyons on the northern edge of the IP anomaly.

Subsequent to the end of the first quarter, a reverse circulation drill rig was mobilized to Anchoris in October to carry out a planned 8000 to 12,000 meter drill program. Initially five holes to a depth of approximately 400 meters will be drilled in the Totora and La Julia-San Pedro zones. These will be followed up with an anticipated further 25 holes upon receipt of updated environmental permits.

During the three months ended September 30, 2006, the Company spent and capitalized a total of $649,372 (2005 - $211,778).  The Company’s mineral properties are all located in Argentina.  A breakdown of carrying values by property and significant expenditure category is as follows:

	Arroyo Verde	San Rafael	Project Investigation	Total
Total as at June 30, 2004	$447,680	$81,002	$47,351	$576,033

Land acquisition & holding costs	48,083	120,421	1,739	170,243
Environmental	-	11,830	-	11,830
Geology	307,124	64,159	14,434	385,717
Geophysics	175,255	-	-	175,255
Surface geochemistry	24,649	4,319	101	29,069
Drilling	196,036	-	-	196,036
Total expenditures	751,147	200,729	16,274	968,150
Total as at June 30, 2005	1,198,827	281,731	63,625	1,544,183

Land acquisition & holding costs	53,953	80,450	1,200	135,603
Environmental	-	1,979	-	1,979
Geology	229,646	94,558	15,305	339,509
Geophysics	-	97,612	-	97,612
Surface geochemistry	59,423	23,687	-	83,110
Drilling	480,976	-	-	480,976
Total expenditures	823,998	298,286	16,505	1,138,789
Property write-offs	-		(80,130)	(80,130)
Total as at June 30, 2006	2,022,825	580,017	-	2,602,842

Land acquisition & holding costs	-	15,009	-	15,009
Environmental	585	1,373	-	1,958
Geology	101,390	67,334	-	168,724
Geophysics	-	63,586	-	63,586
Surface geochemistry	30,823	1,924	-	32,747
Drilling	367,348	-	-	367,348
Total expenditures	500,146	149,226	-	649,372
Total as at September 30, 2006	$2,522,971	$729,243	$ -	$3,252,214

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended
	September 30 2006	June 30 2006	March 31 2006	December 31 2005
	$	$	$	$

Interest Income	38,448	24,080	7,617	503
General & Administration (excluding property write-offs)	354,144	420,681	184,358	231,066
Property write-offs	Nil	80,130	Nil	Nil
Net loss	315,696	476,731	176,741	230,563
Net loss per share	0.02	0.03	0.01	0.02

	Three Months Ended
	September 30 2005	March 31 2005	March 31 2005	December 31 2004
	$	$	$	$

Interest Income	923	819	819	830
General & Administration (excluding property write-offs)	211,645	134,419	134,419	176,162
Property write-offs	Nil	Nil	Nil	Nil
Net loss	210,722	133,600	133,600	175,332
Net loss per share	0.02	0.01	0.01	0.02

Results of Operations for the three months ended September 30, 2006

This review of the Results of Operations should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the three months ended September 30, 2006 and 2005.

Loss for the period

For the three months ended September 30, 2006 the Company incurred a net loss of $315,696 ($0.02 per share) compared to a net loss of $210,722 ($0.02 per share) for the three months ended September 30, 2005. The increase in the net loss for the period from 2005 to 2006 of $104,974 is primarily due to increase of $66,399 in the write-off of IVA and the increase in investor relations activities of $45,756.

Expenses

General and administrative costs were $354,144 for the three months ended September 30, 2006, an increase of $142,499 as compared to $211,645 for the same period in the prior year.  The five largest expense items for this fiscal period, which account for 74% of total general and administrative expenditures, were salaries and benefits of $42,324 (2005 - $45,212), investor relations of $80,424 (2005 - $34,668), a write-off of IVA of $95,891 (2005 - $29,492), project investigation expenses of $24,080 (2005 – Nil) and office and miscellaneous expenses of $20,554 (2005 – $15,018).  The increase in the Company’s interest income during the three months ended September 30, 2006 as compared to the same period in the prior year was a result of the increased cash balance due to private placements.

Total assets

The total assets of the Company decreased by $416,270 from $7,726,463 at June 30, 2006 to $7,310,193 at September 30, 2006.  The main component of the decrease in total assets are the decrease in cash and cash equivalents of $1,086,162 of which $649,372 was deferred to property and exploration costs, $23,034 was expended on equipment and the remainder was expended on general and administrative expenses.

SELECTED ANNUAL INFORMATION

For the years ended June 30th

	2006	2005	2004

Income	$ 33,123	$ 3,391	$ 3,422
Net income (loss)	$(1,094,757)	$(735,538)	$(225,304)
Basic and diluted EPS	$ (0.08)	$ (0.08)	$ (0.05)
Total assets	$ 7,726,463	$ 2,347,202	$1,203,669
Total long-term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash on hand of $3,879,066 and working capital of $3,734,7880 as of September 30, 2006 (June 30, 2006: $4,965,228 and $4,700,770 respectively).  The decrease in cash and working capital is primarily due to expenditures on mineral properties of $649,372, the funding of the non-cash operating activities of $278,785 and the reduction of current liabilities of $118,530.

The Company now has sufficient cash to meet its on-going obligations as they become due and for budgeted exploration activities for the next twelve months.

The Company’s authorized capital consists of 100,000,000 common shares without par value and 100,000,000 preferred shares, issuable in series.  As at September 30, 2006, the Company’s Share Capital was $9,177,625 representing 20,888,039 common shares (June 30, 2006 - $9,177,125 representing 20,888,039 common shares).

As at September 30, 2006, Contributed Surplus totaled $317,929 (June 30, 2006 - $300,473).  During the three months ended September 30, 2006 the Company recognized $17,456 in stock-based compensation expense for share purchase options that vested during the period.

At September 30, 2006 the Company had 1,219,700 (June 30, 2006 – 1,219,700) outstanding stock options, which, if exercised, would increase the Company’s available cash by $622,047.  In addition, the Company had 4,769,112 (June 30, 2006 – 4,769,112) outstanding share purchase warrants, which, if exercised would increase the Company’s available cash by $4,244,510.

The Company relies on equity financings to fund its exploration activities and corporate overhead expenses.  There is no guarantee that the Company will be able to secure additional financing in the future at terms that are favourable.  To date, the Company has not used debt or other means of financing to further its exploration programs, and the Company has no plans to use debt financing at the present time.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended September 30, 2006 the Company paid or accrued to pay another public company related by certain common directors $34,517 (2005 - $18,711) for the shared rent of office space and services and expenses reimbursements and as at September 30, 2006 owes this company an aggregate of $24,009 (June 30, 2006 - $Nil).

During the three months ended September 30, 2006 the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $Nil (2006 - $535) for fees and expense reimbursements and as at September 30, 2006 owes this company an aggregate of $Nil (June 30, 2006 - $Nil).

As at September 30, 2006 the Company owes certain directors an aggregate of $1,586 (June 30, 2006 - $Nil) for expense reimbursements.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.

Outstanding Share Data

As at November 22, 2006 the Company had the following items issued and outstanding:

•

20,888,039 common shares, of which 553,500 are held in escrow

•

1,324,700 common stock options with a weighted average exercise price of $0.53 expiring at various dates until October 18, 2011.

•

4,769,112 common share purchase warrants with a weighted average exercise price of $0.89 expiring at various dates until May 29, 2007.

Investor Relations

On March 22, 2006, the Company entered into an agreement, effective March 31, 2006, with Accent Marketing Limited for investor relations and marketing services.  Under the terms of the agreement, Accent Marketing Limited will receive a fee of 5,000 Euros per month for a six month term, renewable on a monthly basis thereafter, and 100,000 share purchase options of the Company.  On March 22, 2006, the Company issued the 100,000 share purchase options at an exercise price of $0.85 for a term of 2 years that vest in equal amounts every three months for 1 year.

Commitments and Contingencies

On June 18, 2004, the Company signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreements the Company is obligated to make three initial annual payments of $15,000.  The first three payments have been made as at September 30, 2006.

Financial instruments

The Company’s financial instruments consist of current assets and current liabilities.  The fair value of these instruments approximate their carrying values due to their short-term nature.  Financial risk is the risk arising from fluctuations in foreign currency exchange rates.  The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

RISK FACTORS

The Company’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of minerals and/or metals is volatile and cannot be controlled.  There is no assurance that the Company’s mineral exploration and development activities will be successful.  The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The development of mineral resources in Argentina are subject to a comprehensive review, approval and permitting process that involves various federal and regional agencies.  There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost effective manner.

All of the Company’s short to medium term operating and cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties.  Should changes in equity market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration property holdings to prioritise project expenditures based on funding availability.

The Company competes with larger and better financed companies for exploration personnel, contractors and equipment.  Increased exploration activity has increased the demand for equipment and services.  There can be no assurance that the Company can obtain required equipment and services in a timely or cost effective manner.

The Company’s operations in Argentina and financing activities in Canada make it subject to foreign currency fluctuations and such fluctuations may materially affect it financial position and results.

OUTLOOK

The Company has planned exploration activities for its Arroyo Verde and San Rafael (including Anchoris) projects, which will assist in determining the value of these projects.  At the Arroyo Verde property, the final drill hole of the Phase II drill program is testing the depth potential of the extensive zone of strong porphyry style molybdenum-copper mineralization at Refugio-Porvenir. Drilling is now complete testing the Principal Vein below the known high grade epithermal mineraliztion with interpretation pending receipt of final assays.  At the San Rafael project the Company plans to continue the ongoing program of systematic geological mapping and sampling that it initiated in early 2005 to identify priority targets.  At the Anchoris property, within the San Rafael project, ongoing geophysical surveys have identified strong large Induced Polarization geophysical anomalies associated with copper-gold mineralization and porphyry style alteration in three separate areas.  A reverse circulation drill program was begun, subsequent to the end of the first quarter, in October 2006 of 8000 to 12,000 meters in 25 to 30 holes to test these three zones of copper-gold porphyry mineralization.

FORWARD LOOKING STATEMENTS

Certain information set forth in this report contains forward-looking statements.  By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current operation and exploration activities; market reaction to future operation and exploration activities; significant changes in metal prices; currency fluctuations; general market and industry conditions; and other factors detailed in the Company’s public filings.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  Portal Resources Ltd.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Portal Resources Ltd. will derive therefrom.  Portal Resources Ltd. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Derivative Instruments

In April 2005, the Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income.  These standards are applicable for fiscal years beginning on or after October 1, 2006.  The Company is currently reviewing the impact of these new standards.  These standards are as follows:

(i)

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, whether fair value or cost-based measures are used and specifies how financial instrument gains and losses are to be presented.

(ii)

Comprehensive Income, Section 1530

This standard introduces new rules for reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative instruments and foreign currency gains and losses related to self –sustaining foreign operations (cumulative translation adjustment).

(iii)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13, Hedging Relationships, and Section 1650 Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2006.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.